                                                                   Exhibit 99(c)
                                                                   -------------

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

                                   CHARTER OF

              THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
              ----------------------------------------------------
                            (as adopted May 7, 2002)

1.       Purpose.

The Compensation Committee (the "Committee") of the Board of Directors (the "Board") of International Flavors & Fragrances Inc. (together with its subsidiaries, the "Company") assists the Board in ensuring that a proper system of long-term and short-term compensation is in place to provide performance-oriented incentives to management, and that compensation plans are appropriate and competitive and properly reflect the objectives and performance of management and the Company. In performing its duties, the Committee maintains effective working relationships with the Board and the Company's management.

2.       Membership.

The Committee is comprised of at least three members, including a Chair, all of whom are selected by, and who serve at the pleasure of, the Board. All members of the Committee must qualify as "non-employee" directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended and must meet the "outside director" requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. In addition, no person may be made a member of the Committee if his or her service on the Committee would violate any restriction on service imposed by any rule or regulation of any exchange on which shares of the common stock of the Company are traded.

3.       Meetings.

The Committee meets at least four times each year and more frequently if circumstances warrant. The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend any meetings and to provide such pertinent information as the Committee may request. The Committee keeps written minutes of its meetings, and the minutes are recorded or filed with the books and records of the Company.

4.       Committee Responsibilities.

The Committee has responsibility for oversight of the determination, implementation and administration of remuneration, including compensation, benefits and perquisites, of all executive officers and other members of senior management whose remuneration is the responsibility of the Board under the Company's global authorization limits or whose remuneration the Chief Executive Officer requests the Committee to review and affirm. Such responsibility includes:

     a. To review and to make periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company;
     b. To review and adopt, and to recommend for Board and /or shareholder approval where required by applicable law, the Certificate of Incorporation, as amended, of the Company, or the Board's Corporate Governance Guidelines, compensation and benefits policies, plans and programs and amendments thereto, determining eligible employees and the type, amount and timing of such compensation and benefits;
     c. To oversee the administration of such policies, plans and programs and, on an ongoing basis to monitor them to assure that they remain competitive and within the Board's compensation objectives for executive officers and such other members of senior management;
     d. To review and affirm contractual employment and compensation arrangements with executive officers and other members of senior management who are the responsibility of the Board under the Company's global authorization limits or whose compensation the Chief Executive Officer requests the Committee to review and affirm;
     e. Pursuant to the procedure established by the Nominating and Governance Committee, and after completion of the annual Chief Executive Officer performance evaluation by the Board, to have the Committee Chair, together with the Chair of the Nominating and Governance Committee, review with the Chief Executive Officer the results of the Board evaluation of the performance of the Chief Executive Officer;
     f. To review and to make recommendations to the Board at least annually with respect to the base salary and annual and long-term incentive compensation of (i) the Chief Executive Officer, after taking into account the annual evaluation of the Chief Executive Officer referred to in clause e. above, and (ii) (upon the recommendation of the Chief Executive Officer) the other executive officers and other members of senior management who are the responsibility of the Board under the Company's global authorization limits or whose compensation the Chief Executive Officer requests the Committee to review and affirm;
     g. To report annually to the shareholders of the Company in accordance with the rules and regulations of the United States Securities and Exchange Commission;
     h. To review and consider recommendations from the Nominating and Governance Committee with respect to the compensation and benefits of Directors who are not employees of the Company and to recommend any changes to the Board that the Committee deems appropriate; and
     i.   To perform such other duties as the Board may assign to the Committee.

In discharging the foregoing responsibilities, the Committee considers, as appropriate and as contemplated by Company policies, plans and programs, individual, team, business unit, regional and Company-wide performance against applicable pre-established annual and long-term performance goals, results taking into account economic and business conditions, and comparative/competitive compensation and benefit performance levels.

The Committee annually assesses its performance to confirm that it is meeting its responsibilities under this Charter. In this review, the Committee considers, among other things, (a) the appropriateness of the scope and content of this Charter, (b) the appropriateness of matters presented for information and approval, (c) the sufficiency of time for consideration of agenda items, (d) frequency and length of meetings, and (e) the quality of written materials and presentations. The Committee recommends to the Board such changes to this Charter as the Committee deems appropriate.

5.       Surveys Investigations and Studies.

The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities as described above, including but not limited to surveys and compensation practices in relevant industries to maintain the Company's competitiveness and ability to recruit and retain highly qualified personnel, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist in any such investigation or study. The Committee must, not less frequently than biennially, conduct, with the assistance of an experienced independent compensation consultant, a survey of comparative/competitive executive officer compensation.









                                       3